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VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ron Alper and Pam Long

Re:	Black Spade Acquisition II Co

Amendment No. 2 to Registration Statement on Form S-1

Filed August 12, 2024

File No. 333-280385

Dear Sir or Madam:

Our client, Black Spade Acquisition II Co, a blank check company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Company”), is hereby filing Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 3”) concurrently with this letter solely to correct certain portions of Amendment No. 2 to the above-referenced Registration Statement that relate to the Company’s response to Comment No. 2 of your comment letter dated August 9, 2024 (the “Comment Letter”).

Comment No. 2 of the Comment Letter is repeated below in italic and is followed by the Company’s response. We have included page references to Amendment No. 3 where the response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 1 to Registration Statement on Form S-1 filed July 24, 2024

If we seek shareholder approval of our initial business combination . . ., page 46

2.	We note your disclosure added in response to comment 9. However, existing disclosure continues to state that the purpose of any purchases of shares “could be to vote such shares in favor of the business combination . . . “ Please revise to remove the implication that the sponsor, officers or directors could purchase shares during the restricted period and vote them in favor of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 46 and 139 of the Amendment No. 3.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

August 13, 2024 Page 2

Thank you for your time and attention.

Very truly yours,

/s/ Stacey Wong
Stacey Wong
of LATHAM &WATKINS LLP

Enclosure

cc:	(via email)

Dennis Tam, Executive Chairman and Co-Chief Executive Officer, Black Spade Acquisition II Co

Kester Ng, Co-Chief Executive Officer and Chief Financial Officer, Black Spade Acquisition II Co

Richard Taylor, Co-Chief Executive Officer and Chief Operating Officer, Black Spade Acquisition II Co

Sharon Lau, Partner, Latham & Watkins LLP

Mitchell S. Nussbaum, Partner, Loeb & Loeb LLP

David J. Levine, Partner, Loeb & Loeb LLP